Exhibit 14.1

Stratex Networks Code of Ethics

1.0	Purpose

Stratex Networks is committed to the highest standards of ethical business conduct. The Company has adopted this Code of Ethics as a set of guidelines pursuant to which members of the Board of Directors, our Chairman & Chief Executive officer (“CEO”), Chief Financial Officer (“CFO”), members of senior management, and all of our employees worldwide should perform their duties. The Code of Ethics is intended to deter wrongdoing, foster confidence in management and promote adherence to the standards set forth below.

2.0	Policy

In carrying out our respective duties, we shall all endeavor to act with honesty and integrity, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships.

As individuals and a corporation we shall promote fair, accurate, timely and understandable disclosure in the periodic reports that Stratex Networks files with, or submits to, the Securities and Exchange Commission (“SEC Filings”) and in other public communications made by Stratex Networks (“Public Communications”). We must take all available steps to assist Stratex Networks in these responsibilities consistent with his or her role within the Company. In particular, individuals are required to provide prompt and accurate answers to all inquiries made to them in connection with Stratex Networks’ preparation of its public reports and disclosure.

3.0	Procedure

3.1.	Stratex Networks’ CEO and CFO are responsible for designing, establishing, maintaining, reviewing and evaluating on a quarterly basis the effectiveness of Stratex Networks’ disclosure controls and procedures (as such term is defined by applicable SEC rules).

3.2.	The CEO, CFO, Vice President of Finance and other members of senior management shall take all steps necessary to ensure that all disclosure in reports and documents filed with or submitted to the SEC, and all disclosure in other public communication made by the Stratex Networks is full, fair, accurate, timely and understandable.

3.3.	Corporate Officers are also responsible for establishing and maintaining adequate internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Officers will take all necessary steps to ensure compliance with established accounting procedures, Stratex Networks system of internal controls and generally accepted accounting principles. Officers will ensure that Stratex Networks makes and keeps books, records, and accounts, which, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Stratex Networks.

3.4.	Stratex Networks has established an anonymous reporting system by which an individual can report violations of this policy or other financial impropriety. Reports of violations of this Policy or financial impropriety may be submitted in any of the following ways:

•	By calling 1-877-808-3941;

•	In writing with post office mail to the following address:

Stratex Networks, Inc.

c/o MessagePeople-1004

PO Box 1164

Newark, CA 94560;

•	Through the following website: https://www.anonymessage.com/stratex

3.5.	Reports and other information submitted will be anonymous unless the individual submitting the report and/or information chooses to provide his or her identity. All reports and information submitted will be forwarded to the Chairperson, Audit Committee, CFO, and the Director, Corporate Legal Affairs.

3.6.	It shall promptly be brought to the attention of Stratex Networks through the anonymous reporting mechanism any information concerning:

3.6.1.	significant deficiencies in the design or operation of internal controls which could adversely affect Stratex Network’s ability to record, process, summarize and report financial data, or

3.6.2.	any fraud, whether or not material, that involves management or other employees who have a significant role in Stratex Networks’ financial reporting, disclosures or internal controls.

3.7.	We must all endeavor to comply, and to cause Stratex Networks to comply, with applicable governmental laws, rules and regulations of the United States and of the jurisdictions in which the Company conducts business. In addition, an individual must promptly report any information concerning evidence of a material violation of securities laws, or other laws, rules or regulations applicable to Stratex Networks and the operation of its business by it or any agent thereof.

3.8.	Any attempt to enter inaccurate or fraudulent information into the Company’s accounting system will not be tolerated and will result in disciplinary action, up to and including termination of employment.

3.9.	Stratex Networks will not intentionally retaliate in any manner against anyone providing truthful information to Stratex Networks or state or federal authorities in furtherance of this policy. Persons who retaliate may be subject to civil, criminal and administrative penalties, as well as disciplinary action, up to and including termination of employment.

3.10.	If an investigation determines that the alleged violation(s) or events of non-compliance of the Code of Ethics occurred, then the Company shall determine the appropriate corrective actions to deter wrongdoing and to promote accountability for adherence to this Code of Ethics.

4.0	Responsibility

Board of Directors, the CEO, CFO, members of senior management, and all employees worldwide.

5.0	Exceptions

There will be no exceptions to this policy. Stratex Networks shall, as required by the rules and regulations of the Securities and Exchange Commission and NASDAQ, appropriately disclose any substantive amendment to, or any waiver or violation of, any provision of the Stratex Networks Code of Ethics